Exhibit 99.1

Media Advisory - TransAlta to Host 2021 Virtual Investor Day

CALGARY, AB, Aug. 31, 2021 /CNW/ - TransAlta Corporation ("TransAlta") (TSX: TA) (NYSE: TAC) and subsidiary, TransAlta Renewables Inc. ("TransAlta Renewables") (TSX:RNW) will hold a Virtual Investor Day on Tuesday, September 28, 2021 beginning at 8:00 a.m. MT (10:00 a.m. ET).

John Kousinioris, President and Chief Executive Officer, Todd Stack, Executive Vice President and Chief Financial Officer, and other members of the executive leadership team will provide an in-depth review of the company's strategic plan and priorities, long-term growth and financial outlook.

The presentation will be broadcast live via webcast with video and will be accessible by web browser.  The recorded video webcast and corresponding presentation will also be made available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations following the event.

Webcast attendees can pre-register to receive web access information for the live event below.  Registration for the event can also be found in the Investor Centre of TransAlta's website.

2021 Virtual Investor Day Webcast Registration Link:
https://transaltainvestorday.can.chime.live/app/app.html

Event details:
2021 Investor Day – TransAlta
September 28, 2021
Start time: 8:00 a.m. MT / 10:00 a.m. ET

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score from CDP.

For more information about TransAlta, visit its web site at transalta.com.

About TransAlta Renewables Inc.:

TransAlta Renewables is among the largest of any publicly traded renewable independent power producers ("IPP") in Canada. Our asset platform and economic interests are diversified in terms of geography, generation and counterparties and consist of interests in 24 wind facilities, 13 hydroelectric facilities, eight natural gas generation facilities, one solar facility, one natural gas pipeline, and one battery storage project, representing an ownership interest of 2,633 megawatts of owned generating capacity, located in the provinces of British Columbia, Alberta, Ontario, Québec, New Brunswick, the States of Pennsylvania, New Hampshire, Wyoming, Massachusetts, Michigan, Minnesota, Washington and the State of Western Australia. Our objectives are to (i) provide stable, consistent returns for investors through the ownership of, and investment in, highly contracted renewable and natural gas power generation and other infrastructure assets that provide stable cash flow primarily through long-term contracts with strong counterparties; (ii) pursue and capitalize on strategic growth opportunities in the renewable and natural gas power generation and other infrastructure sectors; (iii) maintain diversity in terms of geography, generation and counterparties; and (iv) pay out 80 to 85 per cent of cash available for distribution to the shareholders of the Company on an annual basis.

For more information about TransAlta Renewables, visit its web site at transaltarenewables.com.

View original content:https://www.prnewswire.com/news-releases/media-advisory---transalta-to-host-2021-virtual-investor-day-301365795.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2021/31/c2076.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 31-AUG-21